



















































Free Upgrade to Premium

ARMADIO
UNDISCOVERED ITALIAN LUXURY

MADE IN ITALY. LUXURY ESSENTIALS.

Matteo Mattia Gemignani • 2nd

CEO - co-founder presso ARMADIO - Undiscovered Italian Luxury

New York, New York

Connect | Message | More...

Armadio - Undiscovered Italian Luxury

Universidad Complutense de Madrid

See contact info

500+ connections

Armadio - Accessible Italian Luxury

Highlights

2 Mutual Connections

You and Matteo Mattia both know Andrea Riposati and Dylan Enright

Experience

CEO - co-founder

Armadio - Undiscovered Italian Luxury

Sep 2015 – Present · 3 yrs 1 mo

Greater New York City Area

ARMADIOFASHION.COM

LEATHER ESSENTIALS, HANDCRAFTED IN ITALY, PERFECTLY PRICED.

We work with exclusive Italian craftsmen to bring the finest leather essentials directly to your closet.
No middleman. No retail mark-up

Armadio - Undiscovered Italia...

Co-founder and CEO

Adora - Vinci, Florence

Jan 2015 – Present · 3 yrs 9 mos

New York

The team worked hard to create a bag that could represent, as much as possible, the Italian passion for style combined to the quality of the real Tuscan craftsmanship.
We wanted to design a product able to bring elegance and craftsmanship to the everyday. The result was Adora, a versatile tote bag that can be worn in two ways, complete with ... See more

Adora | Italian

People Also Viewed

Helena Mia Lee • 3rd
owner at A

Joe Dahan • 3rd
Founder, CEO at The H Group

Kathryn Paulsrud • 3rd
bumbershute

Cristian Notari • 3rd
CEO at Max Mara Usa

Jim Jungroth • 3rd
Owner

Loris Pignoletti • 2nd
Experienced leader in creative, & digital content management. based Creative Director.

omer akcil
--

Kim Burton
Business owner

Paolo Privitera • 2nd
CEO Evensi, Polyhedric Human Network Router & Serendipity Innovator, StartUpChile 500Sta Singularity University

Simone Gullà • 3rd
Hospitality and Tourism

Learn the skills Matteo Mattia has

Excel 2016: Financia Functions in Depth
Viewers: 50,708

Web Video: Develop Video Presence
Viewers: 3,150

Messaging



Free Upgrade to Premium

Co-Founder and Executive Director
Global Investment Renewable
Jun 2009 – Present · 9 yrs 4 mos
New York City
Co-Founder and Executive Director

Home page | Global Investment...

Lawyer
Cleary Gottlieb Steen & Hamilton LLP
Aug 2008 – Jun 2009 · 11 mos
Milano
Focusing on M&A and capital markets

Trainee Lawyer
Freshfields Bruckhaus Deringer
Oct 2006 – Jul 2008 · 1 yr 10 mos
Milano
Corporate department, specialized in M&A, private equity, IPO and corporate governance.

Education

Universidad Complutense de Madrid
Law "derecho", Law "derecho"
2005 – 2006

Eexperienced a 6 months period in Madrid at the University Madrid Complutense collaborating with Prof. José Maria Coma Fort, president of the Roman Law Institute, for a study on the Principles of European Contract Law and its historic origins in the European Countries (Los Principios de Derecho Contractual Europeo y sus tradición historica en los ordenamientos europeos).

Università di Pisa / University of Pisa

Università di Pisa / University of Pisa
Politic Science, Politics
2005 – 2006

In the meanwhile and after the Law degree, enrolled at the Faculty of Politic Science at the Pisa University at the "Laurea specialistica course" (second level degree) focusing its studies on the international politics, and approved the exams of "Contemporary History", "African and Asian History", "Science of Politics" and "Spanish culture and language".

Università di Pisa / University of Pisa

Università di Pisa / University of Pisa
M.Sc. in Law "Laurea Magistrale in Giurisprudenza", Law "Giurisprudenza", 110/110 CUM LAUDE
2001 – 2006

Show 1 more education

Messaging

  





Free Upgrade
to Premium

Messaging